FNB Corporation **2006** Annual Report

today.
tomorrow.
together.

FNB

FNB Corporation is one of the largest publicly held commercial bank holding companies based in Virginia, with over $1.5 billion in assets. Through the activities of its affiliate, First National Bank, the Corporation operates 27 full-service branches and 2 loan production offices. Services are also provided around the clock through over 50 automated teller machines, telephone banking, and online banking at www.fnbonline.com.

today. tomorrow. together.



Mark is just shy of 8 years old and has a baseball glove he loves so much he sleeps with it. Mark's parents need a financial resource to help them save time, save money, and save for Mark's future education (in case he doesn't go pro).



Ken stepped into the family business 10 years ago and turned a small hardware store into a thriving building supply company. He works 60-hour weeks and needs a one-contact source to help finance his floor plan, help improve his cash flow, and help him decide whether his next step is retirement – or expansion!



Claire looked in the mirror one morning and saw a 56-year-old woman looking back at her. When did *that* happen? A successful dentist, Claire has made an excellent income for many years and, while she's created a lot of beautiful smiles, she needs an exit strategy and a retirement plan that will make *her* smile.

At FNB, it's all about Mark. And Ken. And Claire. Providing the products and delivery systems they need **t**oday, the "under-one-roof" scope of services to meet their needs **t**omorrow, and the valued partnership of working **t**ogether with friends they trust.

Welcome to FNB. your bank. today. tomorrow. together.

2006

2006 will be remembered in FNB history as the year First National Bank, Bedford Federal Savings Bank, and FNB Salem Bank and Trust became one bank with one charter and one brand. This event allowed us to trigger the organization's primary initiatives for the year; creating the internal alignment necessary to achieve targeted wallet share and market growth – with efficiency and velocity.

William P. **Heath**, Jr.
President & CEO



Last year we reported moving to a line-of-business management model with all bank departments rolling up into one of three Divisions: Retail, Commercial, and Wealth Management.

By launching multiple alignment initiatives across these lines of business in 2006, we created franchise value by maximizing efficiencies, seizing compelling opportunities, and executing with a unified vision.

Specifically, we built brand equity by integrating our high-touch, service-inclusive "**t**oday. **t**omorrow. **t**ogether." theme *internally* with cultural consistency and *externally* with marketing consistency. In addition, we took major steps toward improving the branch

By launching multiple alignment initiatives across these lines of business in 2006, we created franchise value ...

experience and our ATM infrastructure. We adopted a standard branch design template, which affords cost- and time-saving advantages, moving forward from our recently completed Roanoke Street office in Christiansburg to our planned expansion in Moneta and Tanglewood.

Our Retail Division implemented credit analysis/decision-making software to expedite our customer responsiveness. Creating a Call Center and improving core, low-cost deposit growth will be major priorities for the retail team going forward.

Our Commercial Division continued its focus on diversifying our loan portfolio by growing loan and deposit relationships with operating companies across our footprint. Due to the success of our commercial relationship managers in delivering tailored lending and

... we built brand equity by integrating our high-touch, service-inclusive "today. tomorrow. together."

cash management solutions to customers and targeted prospects, we expanded our banking teams to broaden FNB's geographic impact and strengthen our new business pipeline.

Our Wealth Management Division experienced significant success in 2006. Private Banking continued to prosper in the Roanoke Valley and grow in Central Virginia, aided by new personnel in the Lynchburg market and a strong referral process. Trust and Asset Management services continue to perform well, hallmarked by a 23% growth in managed accounts, year-to-year.

Our Wealth Management Division added personnel in the Wytheville market to boost investment sales and further develop our referral pipeline.

The external environment in 2006 was characterized by three things: a prolonged inverted yield curve, softening residential real estate values, and increased competition in all of our markets, all of which we see impacting 2007 as well.

... our financial team continues its excellent performance managing interest rate risk on your behalf.

The yield curve is cyclical and affects all banks. It will steepen again and net interest yields will rise accordingly. Until then, our financial team continues its excellent performance managing interest rate risk on your behalf.

We addressed real estate and competitive issues by putting our money where our passion is: the economic and social well-being of the people, businesses, and communities we serve. Collectively, FNB invested roughly $1.2 billion in loans to buy homes, grow businesses, and improve public infrastructure within the regional footprint we serve.

Net income was $17,912,000, up from $17,533,000 in 2005.

Despite a softer second half of the year due to lower loan and deposit volume and compressed margins, earnings and basic earnings per share were a record $17,912,000 and $2.44 in 2006. This compares to $17,533,000 and $2.40 in 2005.

Earnings for 2006 were up $379,000 from the prior year as a result of higher net interest income due to an increase in year-to-date average loan and deposit balances. The increase would have been greater if not for a favorable after-tax gain on an exchange of real estate in 2005, and after-tax expense of front-end debt acquisition costs to retire expensive callable subordinated debt. In addition, high-cost trust preferred subordinated debt of $15 million was paid off in December 2006, which should reduce interest expense considerably in subsequent years.

On the expense side, we continued to generate an efficiency ratio that is competitive with our peers, at 57%. While we added locations and personnel in selected areas to support improved alignment and performance, we also eliminated activities that did not conform to our business model. Indirect lending was an area where FNB could not lead and at the same time generate an acceptable return on shareholder capital and, therefore, was discontinued.



Jon T. **Wyatt**
Chairman

Basic earnings per share reached a record $2.44.

Honoring our customers with an unsurpassed level of service and choice of products aligns with our brand and makes good business sense. And, by focusing on organic growth as our core business development strategy, we can protect shareholder value by pursuing acquisitions and strategic alliances only when their merits are strategically and financially sound.

Today we have the defining advantage of the finest team of employee-owners in Virginia. We are honored to partner with them.

Tomorrow we will see our footprint expand and our relationships with current customers grow to increase shareholder value.

Together with our most loyal customers, we'll continue to define the best in banking partnerships.

William P. Heath, Jr., President & CEO

Jon T. Wyatt, Chairman, Board of Directors

2006

2006 Key Performance Indicators

Years Ended December 31, 2006 and 2005 — Dollar amounts in thousands except per share data

	2006	2005	Percent Change
Total Assets	$ 1,518,715	$ 1,481,482	2.5%
Total Deposits	1,262,982	1,217,006	3.8
Loans (Net of Unearned Income)	1,170,073	1,163,280	0.6
Net Income	17,912	17,533	2.2
Per Share Data:			
Basic Earnings	2.44	2.40	1.7
Book Value	23.60	21.94	7.6
Total Shareholders	1,778	1,788	-0.6
Total Personnel	464	479	-3.1

Key Trends A Historical Comparative

Years Ending	2006	2005	2004	2003	2002
Net Income (in thousands)	$17,912	$17,533	$14,247	$12,932	$11,091
Return on Average Shareholders' Equity	10.81%	11.35%	9.82%	11.26%	12.36%
Diluted Earnings Per Share	2.41	2.39	1.95	2.01	1.90

Return on Average Assets		Net Interest Margin	
2006: 1.19%	**2005:** 1.22%	**2006:** 3.96	**2005:** 3.94

Corporate **Citizenship**

at its best

The heart of our success at FNB is our ability to differentiate ourselves from a field of ever-increasing competitors.

Financial performance and unparalleled service are two of those differentiators. The third is our corporate citizenship, strengthening our communities through community development and philanthropic investment.

> Our community development efforts resulted in an investment of $1.2 billion in the form of loans to buy homes, grow businesses, and improve public infrastructure in the footprint we serve.







Our philanthropic investment in 2006 included both money and time, with more than $250,000 donated to support worthy causes, and thousands of volunteer hours contributed in leadership and support roles for more than 35 sponsored events.

Highlights include the FNB Family Series, a two-year sponsorship of exceptional family-oriented performances at the Jefferson Center in Roanoke; GI Jive, a fundraiser sponsorship and $15,000 gift to support the D-Day Memorial; support of the Virginia Tech Family Business Forum, which offers the opportunity for family and closely held companies to improve their performance; a $25,000 gift to upgrade the computers in the Floyd County School System; and a $21,000 building renovation gift to the Mountain Valley Charitable Foundation.

> At FNB, we're more than bankers. We're your neighbors and friends, working with you today, tomorrow, together.

Corporate **Citizenship**

Building...

Engaged **Leadership**

In an unprecedented illustration of hands-on commitment, in August 2006 the First National Bank Board of Directors undertook a two-day field audit of all of the bank's current and proposed locations. They examined 33 buildings/sites and perused a detailed profile of each office that included key deposit, loan, and potential growth information.



"This process provided a valuable perspective for us as we consider investing in future locations and updating current locations," stated Chairman Jon Wyatt. "We now have a deeper understanding of our organization's infrastructure and a stronger connection with our dedicated FNB associates."


WEST VIRGINIA
VIRGINIA
Pearisburg
Blacksburg
Radford
Dublin
Christiansburg
Riner
Shawsville
Salem
Roanoke
Vinton
Wytheville

Graphic **Consistency**



Updating our exterior location signage to reflect the bank's new, branded look began in January 2006 and will be completed by mid-year 2007.

The brand will be brought forward within each office with creative merchandising designed to enhance the brand experience when customers transact business.

the Brand





Focused **Delivery**

"Many banks are acquisition- and expense-driven," states President and CEO Bill Heath. "At FNB, we're revenue- and customer-driven."

During the first half of 2006, television and newspaper ads introduced "**t**oday. **t**omorrow. **t**ogether." to the market.

A record 493 employees participated in training to ensure execution of a brand-consistent level of service regardless of the customer's point of contact.

FNB associates make the brand real by exemplifying the internal theme, "**You're** the reason I came to work today."


Forest
Lynchburg
Bedford
New London
Moneta





Creative **Execution**

During the 2006 holiday season, we invited customers and prospective customers to "Shop FNB for the Holidays," via a direct mail, media, and merchandising campaign. Premium-enhanced retail products were offered in a holiday gift catalog, signature FNB gift bags contained FNB's new Visa® gift cards, and life-sized stand-ups of selected FNB team members created excitement in our lobbies.

Nearly 2,000 new accounts were opened, over 500 new Visa CheckCards were issued, and more than 150 new online banking users signed on.

Moving forward, an internal user group will be responsible to leverage the brand investment, and maintain and energize the brand relevance, to increase shareholder value.

Corporate **Leadership** 2006



Board of **Directors**

FNB Corporation

Jon T. Wyatt, Chair
F. Courtney Hoge, Vice Chair
Hugh H. Bond
Kendall O. Clay
Glen C. Combs
Douglas Covington
Beverly E. Dalton
Daniel D. Hamrick
William P. Heath, Jr.
Steven D. Irvin
Harold K. Neal
Raymond D. Smoot, Jr.
Charles W. Steger

First National Bank

Raymond D. Smoot, Jr., Chair
James H. Brock, Vice Chair
Jennie T. Allman
H. Morgan Griffith
Rose M. Hagen
William P. Heath, Jr.
Michael M. Kessler
Carl N. McNeil
Joseph L. Sheffey
William M. Sterrett, Jr.
Joe J. Thompson
H. Earnest Wade

We acknowledge with gratitude retiring director, Hugh H. Bond, who served on the Board of Directors of FNB Corporation with distinction and contributed significantly to the success of this organization.

Hugh was appointed to the Board of Directors of Bedford Federal Savings Bank in 1963, served as President of Bedford Federal Savings Bank from 1970 - 1996, and was named Chairman of the Board in 1996. Hugh joined the Board of Directors of FNB Corporation in 2003 and retired following the Annual Meeting of Shareholders in May 2006.

Corporate **Directory**

Common Stock: The common stock of FNB Corporation trades on The NASDAQ Global Select Market under the symbol of FNBP (CUSIP 302930102).

Transfer Agent:
Registrar & Transfer Company
10 Commerce Drive, P.O. Box 1010
Cranford, New Jersey 07016
(800) 368-5948

Independent Auditor:
Brown, Edwards & Company, L.L.P.
1815 Jefferson Street, P.O. Box 1697
Bluefield, West Virginia 24701
(304) 325-8157

Corporate Headquarters:
FNB Center
105 Arbor Drive, P.O. Box 600
Christiansburg, VA 24068-0600
(540) 382-4951

Internet Banking Address:
www.fnbonline.com

For Financial Information, Contact:
William B. Littreal
Chief Financial Officer
FNB Corporation
(540) 381-6758

For Legal Information, Contact:
Nicole L. Wagner
Chief Legal Officer
FNB Corporation
(540) 382-6044

For Investor Relations or Corporate Governance Information, Contact:
Christine L. Lewis
Corporate Secretary
FNB Corporation
(540) 382-6042

Or visit our website at www.fnbonline.com. Select "Investor Relations" and then "Corporate Governance."

For Trading Assistance, Contact:
Herb M. Bennett (434) 534-6794
Rhonda L. Frazier (540) 394-6909
Chris Rinehart (276) 228-5433
Alan E. Saunders (540) 378-1565
Michael T. Whitmore (540) 394-6981

Equal Opportunity Employer:
FNB Corporation and First National Bank are committed to providing equal employment opportunities to all employees and applicants for employment regardless of race, color, religion, sex, age, national origin, disability, veteran status or any other legally protected status. This policy applies to every aspect of employment including recruitment, selection, placement, training, compensation, employee benefits, promotions, transfers, layoffs, terminations, and other terms and conditions of employment.

Member FDIC EQUAL HOUSING LENDER

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 8, 2007, at 2:00 p.m. at the Event Centre, Christiansburg, Virginia.

The proxy and proxy statements were mailed to shareholders on or about March 30, 2007.

2006

FNB Corporation **2006** Annual Report

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